TRADITIONAL DEATH BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Contract entitled "Proceeds Payable On Death - Death Benefit Amount During The Accumulation Period."

                            PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit, less any applicable Premium Tax, is equal to the greater of:

1. The Contract Value determined as of the end of the Valuation Period during which we received at the [Valuemark Service Center] both due proof of death and an election of the payment method; or

2. The Guaranteed Minimum Death Benefit (GMDB) which is equal to Purchase Payments reduced by each withdrawal's percentage of the Contract Value withdrawn, including any Contingent Deferred Sales Charge.

If a non-natural person owns the Contract, then Contract Owner shall mean Annuitant.

Any part of the death benefit amount that had been invested in the separate account remains in the separate account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the separate account will be subject to investment risk, which is borne by the Beneficiary.





                 Allianz Life Insurance Company of North America

     /s/ MICHAEL T. WESTERMEYER              /s/ LOWELL C. ANDERSON
     ----------------------------      -----------------------------------------
     Vice President and Secretary      Chairman of the Board, President, and CEO